UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Response to Inquiry Relating to Press Reports

On October 5, 2023, Woori Financial Group Inc. (“Woori Financial Group”) and the Korea Deposit Insurance Corporation (“KDIC”) entered into an agreement (the “Agreement”) for KDIC to sell its remaining 9,357,960 shares of Woori Financial Group’s common stock (representing approximately 1.2% of Woori Financial Group’s outstanding common stock). Both parties have committed to making reasonable efforts to fulfill the terms of the Agreement by December 31, 2024.

Although Woori Financial Group is actively working to fulfill its obligations under the Agreement, no specific details regarding the sale, including the date or amount, have been confirmed as of the date hereof.

However, upon the completion of the above transaction, Woori Financial Group plans to convene a meeting of its board of directors to cancel all of the shares it repurchases from such transaction.

Woori Financial Group will further disclose the specific details regarding the above once such details have been confirmed.

ø Related Disclosure

- Form 6-K on October 5, 2023, Material Business Matters Related to Investment Decisions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: February 6, 2024	By: /s/ Sung-Wook Lee
(Signature)
	Name:	Sung-Wook Lee
	Title:	Deputy President